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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 13, 2019

Commission File Number: 001-36614

Alibaba Group Holding Limited
(Registrant's name)

c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street
Causeway Bay
Hong Kong
(Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒ Form 40-F    ☐

       Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

       Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

 EXPLANATORY NOTE

Explanatory note to Exhibit 99.1

       Exhibit 99.1 to this Form 6-K does not reflect events occurring after the filing of the Company's Annual Report on Form 20-F for the year ended March 31, 2019, as filed with the Securities and Exchange Commission on June 5, 2019, and does not modify or update the disclosures therein in any way, other than to reflect the 1-to-8 subdivision of the registrant's ordinary shares (the "Share Subdivision"), which became effective on July 30, 2019. Simultaneously with the Share Subdivision, the change in the ratio of the registrant's American depositary share ("ADS") to ordinary share (the "ADS Ratio Change") also became effective. Following the ADS Ratio Change, each ADS now represents eight ordinary shares. Previously, each ADS represented one ordinary share.

 EXHIBITS

Exhibit 99.1	—	Updated Part III, Item 18. Financial Statements, from the Company's Annual Report on Form 20-F for the year ended March 31, 2019, as filed with the Securities and Exchange Commission on June 5, 2019
EX-101.INS		XBRL Taxonomy Instance Document
EX-101.SCH		XBRL Taxonomy Extension Schema Document
EX-101.CAL		XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF		XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB		XBRL Taxonomy Label Linkbase Document
EX-101.PRE		XBRL Taxonomy Presentation Linkbase Document

 SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

By:	/s/ TIMOTHY A. STEINERT Name: Timothy A. STEINERT Title: General Counsel and Secretary

Date: November 13, 2019

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EXPLANATORY NOTE
EXHIBITS
SIGNATURES